Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities and Exchange Act of 1934

Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

        On June 6, 2002, Anthem, Inc. provided the following transition update through its intranet to its associates about the proposed merger.

The Transition Update
No. 2, June 4, 2002

In This Issue:

  •
  Transition team updates
  •
  Communicating about the proposed merger
  •
  Questions and answers about the transition
  •
  Transition fun facts

Transition Team Updates

        As many Trigon employees and Anthem associates know, transition activities have been moving at a rapid pace since the announcement of the merger. The finance, information technology, administration, operations, specialty products, medical management and human resources transition teams have initiated their work. Each team is currently researching the activities and processes of both companies in order to identify best practices and develop recommendations to present to the Executive Steering Committee (ESC).

        In addition, new teams have formed to address other transition needs. The following Trigon employees and Anthem associates will lead these new teams:

Team	Trigon	Anthem
HIPAA	Dan Desmond	Bob Heird
Internal Audit/Compliance	Tom Payne	Sue Ulrey

        Transition teams are scheduled to begin presenting their recommendations to the ESC by the end of May. The ESC will listen to the recommendations and approve or refine them as needed. Once approvals are given by the ESC, the plans will be announced to the employees of both companies. Implementation of the approved plans will not begin until after the close of the merger transaction.

        To get a weekly review of transition team initiatives and activities don't miss the Transition Update newsletter. It's your source for transition news.

Communicating About The Proposed Merger

        Quite understandably, there's a lot of news to communicate internally and externally about the proposed merger. Because the proposed merger must be approved by various regulatory agencies, there are certain rules to follow to ensure the transition is a smooth one.

        On May 21, 2002, Anthem filed a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the Securities and Exchange Commission (SEC). Right now, we are in what is called the "quiet period." It is important that everyone be extremely careful in communicating any information relating to the merger. Any improper communications could potentially jeopardize the necessary regulatory approvals.

        Trigon employees and Anthem associates should, of course, go about their jobs as usual. However, it is important to exercise care prior to communicating any information relating to the merger. Internal communication relating to transition planning should be limited to communication within and among those teams only. Speculation about the merger or statements of value about the merger, whether written or oral, should be avoided.

        Transition Update will keep you posted on where we are in the merger process.

        If you have the opportunity to work with one of the transition teams, please consider your work confidential. Transition team initiatives will be announced after approval is given by the ESC. Appropriate internal communication among transition planning teams is fine.

        If anyone receives phone calls from the press, stockbrokers, investors or bankers, you should not respond. Instead, Trigon employees should direct such inquiries to Investor Relations (804) 354-3224 or

Media Relations (804) 354-3609. Anthem associates should direct inquiries to Lauren Green-Caldwell at (317) 488-6321 for media or Tami Durle at (317) 488-6390 for investor relations.

        Under no circumstances should anyone send out any written communications regarding the merger. Any written communications must be reviewed by corporate communications. For more information, Trigon employees should contact Beth Laws and Anthem associates should contact Monica Kendrick.

Questions & Answers

        An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, the Questions & Answers section of the Update will reflect those questions that are relevant to the given audience.

No Anthem questions this week.

        What would you like to know about the transition? Contact Monica Kendrick via Lotus Notes if you have questions.

Transition Fun Facts

Did you know?

        Build on what you learned last week. Below are some more fun facts about the states where we do business.

	Virginia	Indiana	Kentucky
Motto	Sic Semper Tyrannis (Thus always to tyrants)	The Crossroads of America	United We Stand, Divided We Fall
Nickname	The Old Dominion	Hoosier State	Bluegrass State
	Ohio	Connecticut	New Hampshire
Motto	With God, All Things are Possible	Qui Transtulit Sustinet (He Who Transplanted Still Sustains)	Live Free or Die
Nickname	Buckeye State	The Constitution State	Granite State
	Colorado	Nevada	Maine
Motto	Nil sine numine (Nothing without Providence)	All for our country	Dirigo (I direct)
Nickname	Centennial State	The Silver State	Pine Tree State

Give us your feedback

        The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

        If you have a story idea or question, contact Monica Kendrick via e-mail, phone (317) 488-6250.

        SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        This newsletter contains certain forward-looking information about Anthem, Inc. ("Anthem") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon Healthcare, Inc. ("Trigon"), to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's various SEC filings, including but not limited to the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, filed by Anthem on May 21, 2002, Anthem's Annual Report on Form 10-K for the year ended December 31, 2001, and Anthem's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        This newsletter may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On May 21, 2002, Anthem filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. Anthem will file an amendment to the registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF ANTHEM ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem may obtain the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, the definitive versions of these materials (when they become available), and any other documents filed by Anthem with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

        Anthem, its directors and executive officers, other members of its management and certain of its employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof. Additional information regarding the interests of Anthem's directors and executive officers in the proposed merger are set forth in the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, and will be set forth in an amendment to the registration statement to be filed with the SEC, including the definitive joint proxy statement/prospectus constituting a part thereof that will be sent to Anthem shareholders.